

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

<u>Via Secure E-mail</u>
Wong Siu Hong
Chief Executive Officer
Maxclean Holdings Ltd.
88 Yu Feng Road, Shuo Fang Town, New District, Wuxi City
Jiangsu Province, P. R. China

>   **Re:**   **Maxclean Holdings Ltd.**
>   **Amendment No. 2 to**
>   **Confidential Draft Registration Statement on Form F-1**
>   **Submitted August 1, 2012**
>   **CIK No. 0001550880**

Dear Mr. Hong:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>Item 9. Undertakings</u>

1. Please provide the undertaking for registrants relying on Rule 430C, rather than Rule 430B.

<u>Opinion of Appleby</u>

2. Please remove the assumption in your opinion in paragraph 2 on page 2 that the shares have been paid for in accordance with the terms of their issue. It is not appropriate for counsel to assume the material facts that constitute the opinion.

3. Please remove the statements in the first and third paragraphs under "Disclosure" that limit the persons and entities entitled to rely on the opinion. While we do not object to

the limitation on the opinion's purpose, it is not appropriate to limit the persons who may rely on it.

Opinion of Wang Jing & Co.

4. Since counsel has provided a short form opinion, counsel should state that the disclosure in the prospectus constitutes its opinion, and should not merely state that the disclosure in the prospectus is "accurate in all material respects". Similarly, the prospectus should state that the discussion constitutes counsel's opinion. Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Please see Staff Legal Bulletin No. 19, Sections III.B.2. and III.C.2.

You may contact Tracey Mckoy at (202) 551-3772 or Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Sarah Guo, Esq.
    Norton Rose